Exhibit 99.1

Safe Bulkers, Inc. Announces the Acquisition of One Newbuild, Capesize-Class, Drybulk Vessel and Related Period Time Charter

ATHENS, GREECE - December 7, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it has entered into a shipbuilding contract for the construction of a Chinese-built, drybulk Capesize-class vessel of approximately 180,000 deadweight tons at a contracted price of $53 million, with an expected delivery date in the third quarter of 2012.

The Company also announced that it has entered into a time charter agreement (the “Agreement’) for the employment of the vessel upon delivery, for a duration of ten years at a gross daily charter rate of $24,810, less 1.25% total commissions.

The Agreement grants the charterer the option to extend the time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times. The Agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  Should the charterer decide to subsequently sell the vessel to a third party after exercising this purchase option, the Company has retained a right of first refusal to buy back the vessel.

The Company’s fleet after this newbuild acquisition will expand to 24 vessels with deadweight capacity of approximately 2.3 million tons by 2013.

Dr. Loukas Barmparis, President of the Company said: “We are happy to conclude these two agreements, which further expand our fleet and provide additional visibility of our future cash flows. We estimate the net contracted revenue over the first seven years of the charter equals approximately $62.6 million, while our purchase price is $53 million. We also note that with this addition the Company will have three Cape-size class vessels by 2012, for which we have already secured long term employment; two of them are initially chartered for ten-year periods and one  is chartered for a twenty-year period.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 16 drybulk vessels, all built post-2003, and the Company has contracted to acquire eight additional drybulk newbuild vessels to be delivered at various times through 2013.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com